                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                              THE FIRST YEARS INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.10 par value
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                         (Title of Class of Securities)

                                   337610 109
                              ---------------------
                                 (CUSIP Number)


   Benjamin Peltz, c/o The First Years Inc., One Kiddie Drive, Avon, MA 02322
                                 (508) 588-1220
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 3, 2002
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages
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                                  SCHEDULE 13D

CUSIP NO.   337610 109
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 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Benjamin Peltz

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                        (b) [ ]

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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS (See Instructions)

    OO
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

    ITEMS 2(d) or 2(e)                                                      [ ]

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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 NUMBER OF       7     SOLE VOTING POWER

 SHARES                260,802 (includes 43,000 shares held
                       subject to stock
                       options).
                 ---------------------------------------------------------------
 BENEFICIALLY    8     SHARED VOTING POWER
 OWNED BY
                 ---------------------------------------------------------------
 EACH            9     SOLE DISPOSITIVE POWER

 REPORTING             260,802 (includes 43,000 shares held
                       subject to stock
                       options).
                 ---------------------------------------------------------------
 PERSON         10     SHARED DISPOSITIVE POWER

 WITH
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    260,802

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

    Excludes 130,000 shares owned by Mr. Peltz's wife, as to which Mr. Peltz disclaims beneficial ownership.

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.16%

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14  TYPE OF REPORTING PERSON (See Instructions)

    IN

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                                Page 2 of 5 pages
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      Item 1.     Security and Issuer

                  Common Stock, $.10 par value.

                  THE FIRST YEARS INC.
                  One Kiddie Drive
                  Avon, MA 02322

      Item 2.     Identity and Background

                  (a) Benjamin Peltz
                  (b) c/o The First Years Inc., One Kiddie Drive, Avon, MA 02322
                  (c) Director of The First Years Inc.
                  (d) Not applicable.
                  (e) Not applicable.
                  (f) United States of America

      Item 3.     Source and Amount of Funds or Other Consideration

      Not applicable.

      Item 4.     Purpose of Transaction

      On December 3, 2002, two trusts of which Mr. Peltz was trustee were liquidated, and all of the 390,000 shares of common stock, $.10 par value per share, of The First Years Inc. held by the trusts were distributed to the beneficiaries of the trusts. One of the beneficiaries of the trusts was Mr. Peltz's spouse, Judith I. Peltz, who received 130,000 shares as a pro rata distribution from the trusts. Mr. Peltz disclaims beneficial ownership of all shares held by his spouse.

      Item 5.     Interest in Securities of the Issuer

                  (a) 260,802 shares, or 3.16% of the issued and outstanding shares of Common Stock, including 43,000 shares which Mr. Peltz has the right to acquire within 60 days through the exercise of stock options.

                  (b) Sole voting power: 260,802 shares (includes 43,000 shares which Mr. Peltz has the right to acquire within 60 days through the exercise of stock options).

                  Shared voting power: 0


                                Page 3 of 5 pages
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                  Sole dispositive power: 260,802 shares (includes 43,000 shares which Mr. Peltz has the right to acquire within 60 days through the exercise of stock options).

                  Shared dispositive power: 0

                  (c) On December 3, 2002, two trusts of which Mr. Peltz was trustee were liquidated, and all of the 390,000 shares held by the trusts were distributed to the beneficiaries of the trusts.

                  (d) One of the beneficiaries of the trusts described in (c) above was Mr. Peltz's spouse, Judith I. Peltz, who received 130,000 shares as a pro rata distribution from the trusts. Mr. Peltz disclaims beneficial ownership of all shares held by his spouse.

                  (e) As a result of the distributions from the trusts, Mr. Peltz ceased to be the beneficial owner of more than five percent of the class of securities on December 3, 2002.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not applicable.


      Item 7.     Material to be Filed as Exhibits

                  Not applicable.


                                Page 4 of 5 pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            March 20, 2003
                                                      ------------------------
                                                            (Date)


                                                       /s/ BENJAMIN PELTZ
                                                      ------------------------
                                                             Signature

                                                         Mr. Benjamin Peltz
                                                      ------------------------
                                                            (Name/Title)


                                Page 5 of 5 pages